OPERATING AGREEMENT

OF FAT LEAF WATER, LLC

A RHODE ISLAND LIMITED LIABILITY COMPANY

Operating Agreement, dated as of September 30, 2020, by and between the Persons who have executed the signature pages hereof as Members and the Persons who from time to time hereafter execute this Agreement as Members.

WITNESSETH:

WHEREAS, the parties have formed a limited liability company (together with any successor limited liability company, the "Company") under the Rhode Island Limited Liability Company Act (the "Act") and upon the terms and conditions of this Agreement; and

WHEREAS, the Members wish to set forth their agreement as to how the business and affairs of the Company shall be managed and their rights and obligations with respect to the Company;

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

Formation and Business of the Company

1.1 Formation. The Company was organized on August 31, 2020, in accordance with and pursuant to the Act.

1.2 Name. The name of the Company is Fat Leaf Water, LLC. The Company may do business under that name and, as permitted by applicable law, under any other name determined from time to time by the Managers.

1.3 Purpose of the Company. The purpose of the Company is to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the Managers.

1.4 Principal Office. The Company's principal place of business shall be located at 270 Bellevue Ave, PMB #1117, Newport, Rhode Island 02840, or such other place determined from time to time by the Managers. The Company may have such other business offices within or without the State of Rhode Island as determined from time to time by the Managers.

1.5 Registered Agent. The name and address of the Company's registered agent in the State of Rhode Island is Corporation Service Company. The registered agent may be changed from time to time by the Managers upon the filing of the name and address of the new registered agent with the Rhode Island Secretary of State pursuant to the Act.

1.6 Members. The names, addresses of the Founding Members and Percentage Interests of the Members are set forth on Exhibit A attached hereto (taxpayer identification numbers and other pertinent information regarding the Members may be kept separately), as amended from time to time. The Company shall not issue fractional shares of any Class B Membership Unit. The Class B Membership Units shall not be entitled to exercise any voting rights with respect to the Company or its operations or the election or removal of the Company's Managers it being expressly intended and understood that such voting rights shall be exclusively vested in the Class A Membership Units also referred to as the Founding Members. The owners of the Class B Membership Units shall not be entitled to any notices of any meetings of the Members and shall not be entitled to participate in such meetings or to vote on any questions or issues that may be presented to and decided upon by the Members of the Company. Except as to voting rights or any other differentiation or restriction expressly made applicable to the Class B Membership Units hereunder, the rights of the owners of the Class B Membership Units shall be the same in all respects to the rights of the owners of all other Membership Units (including without limitation Class A Membership Units) hereunder such rights to include the rights to receive distributions and allocations hereunder. No individual or entity holding or having claim to any Class B Membership Units shall be entitled to exercise or receive any rights attributable thereto unless and until such individual or entity is admitted as a Member of the Company in accordance with the provisions of this Agreement.

ARTICLE II

Definitions

The following terms, as used in this Agreement, shall have the following meanings (unless otherwise expressly provided herein):

2.1 "Act" shall have the meaning set forth in the preamble of this Agreement.

2.2 "Affiliate" of a Person shall mean any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person, or an officer, director, partner or trustee of such Person. For purposes of this definition, "control" shall mean the right or ability to elect the majority of the directors of a corporation, to exercise more than fifty percent (50%) of the voting rights in the controlled entity or otherwise to direct the management or policies of the controlled entity.

2.3 "Agreement" shall mean this Operating Agreement, as originally executed and as amended from time to time in accordance herewith and with the Act.

2.4 "Annual Budget" shall have the meaning set forth in Section 5.21.

2.5 "Appraised Value" shall have the meaning set forth in Section 8.4(b).

2.6 "Articles of Organization" shall mean the Articles of Organization of the Company, as filed with the Rhode Island Secretary of State, as amended from time to time in accordance herewith and with the Act.

2.7 "Assignee" shall mean the holder of an Economic Interest who is not a Member.

2.8 "Bankruptcy" of a Member shall mean (a) the entry of an order for relief with respect to that Member in a proceeding under the United States Bankruptcy Code, as amended from time to time, (b) the Member's initiation, whether by filing a petition, beginning a proceeding or in answer to a proceeding commenced by another Person, of any action for liquidation, dissolution, receivership or other similar relief, (c) the Member's application for, or consent to the appointment of, a trustee, receiver or custodian for its assets, (d) the Member's making of a general assignment for the benefit of creditors or (e) the Member's failure generally to pay its debts as such debts come due or admission in writing of its inability to pay its debts as they come due. For purposes of this definition, a Member's consent shall be deemed to have been given if an order appointing a trustee, receiver or custodian is entered by a court of competent jurisdiction and is not dismissed within {ninety (90)} days after its entry.

2.10 "Book Value" shall have the meaning set forth in Section 8.4(b)

2.11 "Capital Account" of an Interest Holder, as of any date, shall mean the account maintained for such Interest Holder pursuant to Section 3.4, as adjusted through such date.

2.12 "Capital Contribution" of, or attributed to, an Interest Holder shall mean the total contributions to the capital of the Company, whether in cash, property (net of liabilities) or services, made, performed or to be performed by, or attributed to, such Interest Holder , to the extent actually performed, valued on the date of contribution or commitment to contribute as set forth herein in the Company's books and records.

2.13 "Capital Interest" of a Member, as of any date, shall be expressed as a percentage determined by dividing (a) the amount of the balance of the positive Capital Account associated with the Member's Membership Interest (whether or not such Member retains all of the Economic Interest related to such Membership Interest) by (b) the aggregate balances of the Capital Accounts of all Members or such class, classes or group of Members as may be entitled to vote on, consent to, or otherwise participate in, any decision or action whose Capital Accounts have positive balances (whether or not all such Members retain all of the Economic Interests related to such Membership Interests), as adjusted through such date in accordance herewith.

2.14 "Capital Transaction" shall mean any transaction not in the ordinary course of the Company's business, in respect of which the Company receives cash or other consideration (but not Capital Contributions), including, without limitation, proceeds from sales or exchanges not in the ordinary course, financings and refinancings, condemnations or insurance policies.

2.15 "Code" shall mean the Internal Revenue Code of 1986, as amended, in effect as of the date hereof and as amended from time to time hereafter.

2.16 "Company" shall have the meaning set forth in the preamble to this Agreement.

2.17 "Fiscal Year" shall mean the Company's accounting, tax and fiscal year, which shall be the calendar year.

2.18 "Manager" or "Managers" shall mean those charged with the management of the Company as set forth in Article V.

2.19 "Member-Manager" shall mean a Manager who is also a Member.

2.20 "Offer" shall have the meaning set forth in Section 7.2(a)}.

ARTICLE III

Capital Contributions
and Capital Accounts

3.1 Initial Capital Contributions. On the date hereof, each Founding Member shall or has contributed to the Company as its Initial Capital Contribution cash in the amount set forth in Exhibit A attached hereto. Members whose Initial Capital Contribution in exchange for services rendered to the Company, are set forth in Exhibit B. Each Member contributing property as a Capital Contribution represents and warrants, as of the date of such Capital Contribution, that it has good and marketable title to such property, free and clear of all liens, claims, encumbrances, restrictions and other interests whatsoever except as set forth in Exhibit B.

3.2 Additional Capital Contributions. Provision permitting additional capital calls:

(a) The Members may, from time to time, in their discretion, determine that additional Capital Contributions from the Members, in proportion to their Membership Percentage Interests, in an aggregate amount from all Members not to exceed $20,000.00, are necessary to enable the Company to conduct its business.

(b) Within twenty (20) days following their receipt of notice of a determination under Section 3.2(a), stating the total amount of additional capital sought, the Members' shares thereof and the purpose for which such capital will be used, each Member shall contribute its share of the total amount required in cash to the Company. Unless the Members unanimously consent, no Member shall be required to make any additional Capital Contribution in excess of his or its share of the aggregate maximum additional Capital Contribution specified above.

3.3 Defaults in Contribution.

(a) If any Member (a "Defaulting Member") fails to make all or any portion of any Capital Contribution as required under Section 3.2, such failure shall constitute a breach of this Agreement and the Defaulting Member shall be liable for any and all damages incurred by the other Members and the Company as a result thereof. Any fees or payments owed by the Company to the Defaulting Member, or to any Affiliate of the Defaulting Member, may be retained by the Company and applied towards the amount of the unpaid Capital Contribution of the Defaulting Member. In addition, any non-Defaulting Member shall have the option to make a Capital Contribution (a "Special Contribution") to the Company in any amount up to the amount of the Capital Contribution (the "Default Amount") not made by the Defaulting Member (a Member making such a contribution referred to as a "Contributing Member"). If more than one Member desires to make a Special Contribution, and the aggregate amount of the proposed Special

Contributions exceeds the Default Amount, the Special Contributions shall be made, up to the Default Amount, by the Contributing Members in proportion to their relative Capital Interests.

(b) Upon making an additional Capital Contribution under Section 3.2, the Membership Interest of each Member shall be recalculated, based on a fraction, the numerator of which shall be the total Capital Contribution of that Member, and the denominator of which shall be the aggregate Capital Contributions actually made by all Members, after increasing the Capital Contributions of each Contributing Member by the amount of the additional Capital Contribution.

3.4 Capital Accounts.

(a) The Company shall establish and maintain a Capital Account for each Interest Holder. The initial Capital Accounts shall be in amounts equal to the Members' Initial Capital Contributions. Subject to Section 3.3(b), an An Interest Holder's Capital Account shall be increased by the amount of any additional Capital Contributions made by, and the income and gain allocated to, such Interest Holder, and shall be decreased by any losses and deductions allocated, or distributions made, to such Interest Holder pursuant to the terms of this Agreement. It is the intention of the Members that Capital Accounts be maintained strictly in accordance with Treas. Reg. Section 1.704-1(b)(2)(iv).}

Except as otherwise required by the Act, and subject to Sections 3.1 and 3.2, no Interest Holder shall have any liability to restore all or any portion of any Negative Capital Account.

No Interest Holder shall be paid interest on the balance of its Capital Account from time to time.

3.5 Adjustments to Capital Accounts.

(a) The Managers may, in their discretion, adjust the Capital Accounts to reflect a revaluation of the Company's assets upon the occurrence of any of the following events:

(i) a Capital Contribution by a new or existing Member as consideration for the issuance of an Interest;

(ii) the distribution of cash or other property by the Company to a retiring or continuing Member as consideration for the repurchase or redemption of an Interest; or

(iii) events described in Treas. Reg. Section 1.704-1(b)(2)(iv)(f).

(b) Any adjustment pursuant to Section {3.5(a)} shall be based on the fair market value of Company property on the date of adjustment, and shall reflect the manner in which the unrealized income, gain, loss or deduction inherent in the property, not previously reflected in Capital Accounts, would be allocated among the Interest Holders if there were a taxable disposition of the property for fair market value on that date.

(c) If the book value of a Company asset differs from the adjusted tax basis of that asset, the Capital Accounts shall be adjusted in accordance with Treas. Reg. Section

1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss computed for book purposes rather than tax purposes.

(d) If there is any basis adjustment pursuant to an election under Code Section 754, the Capital Accounts shall be adjusted to the extent required by Treas. Reg. Section 1.704-1(b)(2)(iv)(m).

3.6 Return of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have any right to demand or receive (a) any cash or property of the Company in return of its Capital Contribution or in respect of its Membership Interest until the dissolution of the Company or (b) any distribution from the Company in any form other than cash.

3.7 Transfer of Interest. If an Interest is Transferred as permitted by this Agreement, the transferee shall succeed to the Capital Account of the Transferor to the extent the Capital Account relates to the Transferred Interest in accordance with Treas. Reg. Section 1.704-1(b)(2)(iv)(*l*).

ARTICLE IV

Distributions and Allocations

4.1 Distributions. Cash Available for Distribution shall be distributed at such time as may be determined by the Managers to each Interest Holder in accordance with its Capital Interest.

4.2 Tax Returns and Other Elections. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all applicable laws of each jurisdiction in which the Company does business. Copies of all such returns, or summaries thereof, shall be furnished to the Members within a reasonable time after the end of each Fiscal Year. All elections permitted to be made by the Company under Federal or state laws shall be made by the Managers, in their sole discretion.

ARTICLE V

Managers

5.1 Management and Authority.

(a) The property, business and affairs of the Company shall be managed by its Managers. Except where the Members' approval is expressly required by this Agreement or by the Act, the Managers shall have full authority, power and discretion to make all decisions with respect to the Company's business and to perform such other services and activities as set forth in this Agreement. Every Manager shall be an agent of the Company for its business purposes and each Manager may bind the Company in the ordinary course, provided that the Managers have approved such action in accordance with this Agreement or the Act. Unless otherwise expressly authorized by this Agreement or the Members as set forth herein, the act of a Manager that is not apparently for carrying on the Company's business in the ordinary course shall not bind the Company.

(b) Except as otherwise expressly provided in this Agreement or the Act, the Members shall have no right to control or manage, nor shall they take any part in the control or management of, the property, business or affairs of the Company, but they may exercise the rights and powers of Members under this Agreement, including, without limitation, the right to approve certain matters as provided herein.

5.2 Number, Tenure and Qualifications. The Company shall initially have two Managers who shall be elected by the Founding Members. The number of Managers shall be fixed from time to time by the Members entitled to vote thereon, but in no event shall there be fewer than one Manager. Each Manager shall serve until {the next annual meeting of Members or until his or her successor shall have been elected and qualified

5.3 Certain Powers of Managers. Without limiting the generality of Section 5.1 , the Managers shall have the power and authority, on behalf of the Company and any other entity controlled by the Company (a "Controlled Subsidiary"), to:

(a) acquire property in the ordinary course of the Company's business from any Person (including Members, Managers or Affiliates of any thereof);

(b) purchase life, liability and other insurance to protect the Company's property and business;

(c) establish bank accounts in the name of the Company and establish the identity of all signatories entitled to draw against such accounts for the benefit of the Company;

(d) employ, and fix the terms of employment and termination of employment of, employees of the Company (including Members or Affiliates of Members or Managers), and accountants, legal counsel and consultants for the Company (but not including Managers in their capacity as such);

(e) invest Company funds in time deposits, short-term governmental obligations, commercial paper or other similar investments or in any other capital asset or investment in the ordinary course;

(f) execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, {documents providing for the acquisition or disposition of the Company's property,} assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company and relating to transactions that have been approved in accordance with this Agreement;

(g) borrow money for the Company in the ordinary course, on a secured or unsecured basis, from banks or any other Person (including Members, Managers or Affiliates of any thereof);

(h) enter into any and all other agreements on behalf of the Company with any other Person (including Members, Managers or Affiliates of any thereof), for any purpose in the ordinary course, in such forms as the Managers may approve;

(i) institute, prosecute and defend legal, administrative or other suits or proceedings in the Company's name;

(j) establish pension, benefit and incentive plans for any or all current or former Members, Managers, employees, and/or agents of the Company, on such terms and conditions as the Managers may approve, and make payments pursuant thereto; and

(k) do and perform any and all other lawful acts as may be necessary or appropriate to conduct the Company's business.

{Alternate provisions might distinguish between the areas of responsibility or specify differing terms of service and/or differing duties of different classes of Managers, if any.}

5.4 Limitation of Liability. Notwithstanding anything contained herein to the contrary, to the fullest extent permitted by applicable law from time to time, a Manager will have no liability to the Company or any Member by reason of being or having been a Manager, provided that this Section shall not affect such Manager's liability:

(a) if a judgment or other final adjudication adverse to the Manager establishes that (i) its acts or omissions were in bad faith or involved intentional misconduct, (ii) it gained financial or other advantages to which it was not entitled, or (iii) it did not perform its duties as required under the Act with respect to a distribution made in violation of the Act;

(b) for any act or omission prior to the adoption of this Section; or

(c) for its failure to perform its duties under this Agreement.

5.5 Reliance on Information. In performing its duties, a Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements, in each case prepared or presented by:

(a) one or more agents or employees of the Company;

(b) counsel, public accountants or other persons, as to matters that the Manager reasonably believes to be within their respective professional or expert competence; or

{(c) a class of Managers of which such Manager is not a member, and which other class such Manager believes to merit confidence, as to matters within the designated authority of such other class, as long as the Manager relies thereon in good faith and has no knowledge that would cause such reliance to be unwarranted.}

5.6 No Exclusive Duty, Non-compete.

(a) Subject to this Agreement, the Managers may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Managers or in any income or revenues derived therefrom.

(b)Notwithstanding anything contained herein to the contrary, no Manager or any of its Affiliates shall, during the term of the Company as it may be extended in accordance with this Agreement, anywhere in the United States or elsewhere in the world directly or indirectly, (i) engage in any activity competitive with the Company's business as conducted at any time during the term of the Company; for or on behalf of itself or any other Person engaged in a line of business which competes or has competed with the Company; (ii) solicit or attempt to solicit business of any customers of the Company for products or services the same or similar to those offered, sold or produced at any time by the Company; (iii) otherwise divert or attempt to divert from the Company any business whatsoever; (iv) solicit or attempt to solicit for any business endeavor any employee or prior employee of the Company; or (v) interfere with any business relationship between the Company and any other Person.

(c) At all times after the date hereof, no Manager or any Affiliate of any Manager shall disclose or use any confidential information of or with respect to the Company or its business, provided, that such obligation shall not apply to any information (i) to the extent that it legally is or becomes part of public or industry knowledge from authorized sources other than a Manager or any of its Affiliates, or (ii) which the Manager or its Affiliate is required by law to disclose (but only to the extent required to be so disclosed).

(d) Because the Company and the Members do not have an adequate remedy at law to protect the Company's business from any breach of the obligations in this Section, each of them shall be entitled to injunctive relief, in addition to such other remedies and relief that would, in such event, be available to it or them.

5.7 Resignation or Removal.

(a) Any Manager may resign at any time by giving notice to the Members, effective upon receipt thereof or at such later time specified therein. Unless otherwise specified in the notice, acceptance of a resignation shall not be necessary to make it effective. The resignation of a Member-Manager shall not affect its rights as a Member.

(b) At a meeting of Members called expressly for that purpose, any or all Managers may be removed at any time, with or without cause, by vote of Two-thirds in Interest of the Members entitled to vote for the election of such Manager. The removal of a Member-Manager shall not affect its rights as a Member.

5.8 Meetings of Managers.

(a) The Managers shall meet for the purposes of organization and the transaction of other business as soon as practicable after each annual meeting of the Members, on the same day and at the same place where such annual meeting is held.

(b) In addition to the annual meetings required by this Operating Agreement regular quarterly meetings of the Managers shall be held at such times and places within or without the State of Rhode Island as the Managers may from time to time determine.

(c) Special meetings of the Managers may be called at any time by any one Manager and shall be held at such times and places within or without the State of Rhode Island as the Managers may from time to time determine.

(d) Notice of the time and place of each special meeting of the Managers, and of the first regular meeting, shall be delivered to each Manager, either personally or by telephone, email or facsimile, at least twenty-four (24) hours before the time at which such meeting is to be held. Notice of the annual meeting or other regular meetings of the Managers need not be given unless such meeting is held at a time or place other than that set forth in this Agreement or in the initial notice of such regular meeting, in which case notice thereof shall be given as set forth herein. Notice of a meeting need not be given to any Manager who, either before or after the meeting, executes a waiver of notice, or who attends such meeting without objecting, at its beginning, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Except as otherwise provided in this Agreement, a majority in number of Managers entitled to vote on, or take action with respect to, any matter, present in person at any meeting of Managers, shall constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, a majority in number of the Managers present may adjourn any meeting to another time and place, or such meeting, unless it is the annual meeting of the Managers, need not be held. At any adjourned meeting at which a quorum is present, any business that might have been transacted at the meeting as originally called may be transacted.

(f) Except as otherwise expressly required by the Act, if a quorum is present, the affirmative vote of a majority in number of Managers present at any meeting and entitled to vote on, or take action with respect to, any matter shall be the act of the Managers.

5.9 Action without Meeting. Any action required or permitted to be taken at any meeting of Managers may be taken without a meeting, without prior notice and without a vote, if the number of Managers sufficient to authorize such action at a meeting at which all Managers entitled to vote thereon were present and voted consent thereto in writing, and such consents are filed with the minutes of proceedings of the Managers.

5.10 Participation in Meetings by Telephone and Other Equipment. Any one or more Managers may participate in a meeting by conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

5.15 Vacancies.

(a) Except as otherwise provided in this Agreement, any vacancy occurring for any reason among the Managers, whether resulting from an increase in the number thereof (but not the creation of new classes of Managers) or the death, resignation or removal of one or more Managers or otherwise, may be filled by vote of a majority of the remaining Managers then in office, provided that, if there are no remaining Managers, the vacancy(ies) shall be filled by vote of the Members.

(b) A Manager elected to fill a vacancy shall serve for the unexpired term of its predecessor and until its successor shall be elected and qualify, or until the Manager's earlier death, dissolution, resignation or removal.

(c) A Manager chosen by the other Managers to fill a position resulting from an increase in the number of Managers (or the creation of new classes of Managers) shall serve until the next annual meeting of Members and until its successor shall be elected and qualify, or until the Manager's earlier death, dissolution, resignation or removal, in each case in accordance with this Agreement.

5.11 Compensation and Expenses. The compensation of the Managers shall be fixed from time to time by the Founding Members. No Member-Manager shall be prevented from receiving compensation for the performance of his duties as a Manager because it is a Member.

5.12 Other Duties of Managers. In addition to their other duties set forth herein, the Managers:

(a) shall determine, from time to time, the method of accounting and the independent accountants for the Company;

(b) may make, on behalf of the Company, the election permitted by Code Section 754 with respect to adjustments to the basis of Company property;

(c) shall, promptly following receipt thereof, give notice to the Members of any proposed audit or adjustments of any Company tax returns; and

(d) shall designate a Member-Manager to act as the "tax matters partner" for purposes of the Code.

ARTICLE VI

Rights and Obligations of Members; Meetings

6.1 Liability for Company Debt. No Member will be personally liable for any debts, losses or obligations of the Company by reason of its being a Member, except to the extent of its Capital Contribution and any obligation to make a Capital Contribution.

6.2 Rights of Approval. The Founding Members will elect the Managers annually in accordance with this Agreement.

6.2 Meetings of Members.

(a) The Members entitled to vote will meet annually for the purpose of transacting such business as may come before the meeting, including, without limitation, the election of Managers, on the first Tuesday in March at the principal office of the Company, or at such other time or place within or without the State of Rhode Island as shall be determined by the Managers.

(b) Special meetings of the Members may be called by any Manager or by any} Member holding at least ten per cent (10%) of all CapitalInterests}, for any purpose or purposes, unless otherwise prescribed by the Act, and will be held at such times and places within or without the State of Rhode Island as the Persons calling such meeting may from time to time determine.

(c) Notice of the time, place and purpose or purposes of each meeting of the Members and of the first regular meeting under this Section shall be delivered to each Member entitled to vote at the meeting either personally or by telephone, email, facsimile at least ten (10) but not more than sixty (60) days before the date of the meeting. An affidavit of a Manager or other Person giving such notice shall, absent fraud, be prima facie evidence that notice of a meeting has been given. Notice of a meeting need not be given to any Member who, either before or after the meeting, executes a waiver of notice, or who attends such meeting without objecting, at its beginning, to the transaction of any business because the meeting is not lawfully called or convened.

(d) Except as otherwise provided in this Agreement, Two-thirds in Interest of Members entitled to vote on, or take action with respect to, any matter, present in person at any meeting, shall constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, a Majority in Interest of Members present and entitled to vote thereat may adjourn any meeting from time to time for a period not to exceed sixty (60) days without further notice. If the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Member of record entitled to vote on, or take action with respect to, any matter at such meeting. At any adjourned meeting at which a quorum is present, any business that might have been transacted at the meeting as originally noticed may be transacted. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Members whose absence would result in less than a quorum being present.

(e) Except as otherwise expressly required by the Act, the Articles of Organization or this Agreement, if a quorum is present, the affirmative vote of a Majority in Interest of Members present and entitled to vote on, or take action with respect to, any matter shall be the act of the Members.

6.3 Action without Meeting. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if Members holding voting interests sufficient to authorize such action at a meeting at which all of the Members entitled to vote thereon were present and voted consent thereto in writing. Such consent shall be delivered to the Managers by hand, email or by mail, for filing with the Company records. Action taken under this Section shall be effective when all necessary Members have signed a consent, unless the consent specifies a different effective date.

6.4 Participation in Meetings by Telephone and Other Equipment. Any one or more Members may participate in a meeting by conference telephone or similar communications equipment, by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

6.5 Record Dates. For the purpose of determining (a) Members entitled to notice of, or to vote at, any meeting of Members, (b) Interest Holders entitled to receive payment of any distribution, or (c) the identity of Members or Interest Holders for any other purpose, the date on which notice of the meeting is mailed, or on which the declaration of such distribution is adopted, as the case may be, shall be the record date for such determination. When a determination of Members entitled to vote at any meeting has been made as provided in this Section {6.9}, the determination shall apply to any adjournment of the meeting. The record date for determining Members entitled to take action without a meeting pursuant to this Section shall be the date the first Member signs a written consent.

6.11 Creation of Different Classes of Membership Interests. With the consent of the Members, the Company may issue Membership Interests from time to time in one or more classes, or one or more series of such classes, which classes or series shall have, subject to the provisions of applicable law, such designations, preferences and relative, participating, optional or other special rights as shall be fixed by the Members, including, without limitation, with respect to (a) the allocation of Net Profits or Net Losses to each such class or series; (b) the right of each such class or series to share in distributions; (c) the rights of each such class or series upon dissolution and liquidation of the Company; (d) the price at which, and the terms and conditions upon which, each such class or series of Membership Interests may be redeemed by the Company, if any such class or series is so redeemable; (e) the rate at which, and the terms and conditions upon which, each such class or series may be converted into another class or series of Membership Interests; and (f) the right of each such class or series to vote on, or take action with respect to, Company matters, including matters relating to the relative rights, preferences and privileges of such class or series, to the extent permitted by applicable law, if any such class or series is granted such voting rights.

6.12 Membership Certificates. Membership Interests may be evidenced by certificates issued by the Company, provided that any such certificate shall carry a conspicuous legend noting the existence of the restrictions on transfer set forth in Article VII. Nothing contained herein, nor the issuance of any such certificate, shall be deemed evidence of, or an admission that, any Interest constitutes a security for any purpose.

ARTICLE VII

Transferability

7.1 General. No Member may Transfer any Interest to a non-Member without the prior written consent of the Founding Members and the Managers, which consent may be withheld for any reason.

7.2 Certain Transfers of No Effect. Any Transfer or attempted Transfer of an Interest in violation of the terms of this Agreement shall be null and void and have no effect. Each Transferor hereby indemnifies the Company and the remaining Members against any and all loss, liabilities, damages and expenses, including, without limitation, tax liabilities or loss of tax benefits, arising directly or indirectly out of any Transfer or purported Transfer in violation of this Agreement.

7.3 Pledge or Encumbrance of Interests. No Member may pledge or encumber an Interest, in any manner, whether voluntarily or involuntarily, by operation of law or otherwise, without the consent of the Managers.

ARTICLE VIII

WITHDRAWAL OF MEMBERS

8.1 No Voluntary Withdrawal. A Member shall have no right or power to surrender his or its Membership Interest voluntarily or otherwise take, or permit to be taken, any action that would constitute a Voluntary Withdrawal.

ARTICLE IX

Dissolution and Termination

9.1 Events Causing Dissolution and Winding-up. The Company shall be dissolved and wound up upon the first to occur of the following events:

(a) the written consent of the Managers or of 2/3 of the Members entitled to vote;

(b) the sale or other disposition of all or substantially all of the business or assets of the Company;or

(c) the entry of a decree of judicial dissolution.

9.2 Winding up of the Company.

(a) If the Company is to be dissolved in accordance with this Article, then the Managers the "Liquidator") shall wind up the affairs of the Company, including by selling or otherwise liquidating the Company assets in a bona fide sale or sales to third Persons at such prices and upon such terms as they may determine. If the Liquidator determines that an immediate sale would be financially inadvisable, it may defer sale of the Company assets for a reasonable time, or distribute the assets in kind.

(b) The proceeds of any liquidation of the Company shall be distributed in the following order of priority (to the extent that such order of priority is consistent with the laws of the State of Rhode Island):

(i) first, to the payment of the debts and liabilities of the Company and the expenses of dissolution and liquidation;

(ii) then, to the establishment of any reserves which the Liquidator shall deem reasonably necessary for payment of such other debts and liabilities of the Company (contingent or otherwise), as are specified by the Liquidator, such reserves to be held in escrow by a bank or trust company

selected by the Liquidator and to be disbursed as directed by the Liquidator in payment of any of the specified debts and liabilities or, at the expiration of such period as the Liquidator may deem advisable, to be distributed in the manner hereinafter provided; and

(iii) then, to the Members.

(c) If any assets are distributed in kind, they shall be distributed on the basis of the fair market value thereof, and shall be deemed to have been sold at fair market value for purposes of the allocations under this Agreement.

(d) The Company shall terminate when all assets of the Company have been sold and/ or distributed and all affairs of the Company have been wound up.

{9.4} Articles of Dissolution. Within ninety (90) days following the dissolution and the commencement of winding up of the Company, Articles of Dissolution shall be prepared, executed and filed in accordance with the Act.

ARTICLE X

Indemnification

10.1 Indemnification. To the fullest extent permitted by applicable law from time to time in effect:

(a) the Company shall indemnify and hold harmless the Managers, Members, officers, agents and employees of the Company and their respective directors, trustees, shareholders, partners, officers, employees, agents and other Affiliates, against all costs, liabilities, claims, expenses, including reasonable attorneys' fees and disbursements, and damages (collectively, "Losses") paid or incurred by any such Person in connection with the conduct of the Company's business; and

(b) each Person who at any time is, or has been, a Member , or Manager, agent or employee of the Company (an "Indemnitee"), and is threatened to be, or is, made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or it is, or was, a Manager, or Member, agent or employee of the Company, or is serving, or has served, at the request of the Company as a manager, officer, member, employee or agent of another Person, shall be indemnified against all Losses actually and reasonably incurred in connection with any such pending, threatened or completed action, suit or proceeding.

10.2 Source of Payment. Notwithstanding anything contained herein to the contrary, any amount to which an Indemnitee may be entitled under this Article X shall be paid only out of the assets of the Company and any insurance proceeds available to the Company for such purposes. No Member shall be personally liable for any amount payable pursuant to this Article X, or to make any Capital Contribution, return any distribution made to it by the Company, or restore any Negative Capital Account balance to enable the Company to make any such payment. The

Company shall, if commercially practicable, obtain insurance with per-claim and aggregate limits reasonably expected to cover its anticipated obligations hereunder.

ARTICLE XI

Confidentiality

ARTICLE X

Confidentiality

11.1 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, he will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the Company Subsidiaries and their Affiliates (if any) that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company or performing his duties as a Manager, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b) Nothing contained in this Section shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section as if a Member; or (vii) to any potential

Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of this Article shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; provided, that such source is not known by the recipient of the Confidential Information

ARTICLE XII

Miscellaneous Provisions

12.1 Notices. Except as otherwise set forth herein, any notice, demand or communication required or permitted to be given under this Agreement shall be (a) in writing, (b) delivered by hand, nationally recognized overnight courier service, email or facsimile, addressed to a party at its mailing address, email or facsimile number set forth in the books and records of the Company, and (c) deemed to have been given on the date delivered by hand or sent by facsimile, email or one business day after deposit with such courier service.

12.2 Books of Accounts and Records.

(a) At the expense of the Company, the Managers shall maintain at the Company's principal place of business, records and accounts of all operations and expenditures of the Company, including, without limitation, the following records:

(i) a current list in alphabetical order of the name and mailing address of each Interest Holder and Manager, their facsimile numbers and, with respect to the Interest Holders, their respective shares of Net Profits and Net Losses, or information from which such shares can be derived;

(ii) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any such amendment was executed;

(iii) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent Fiscal Years;

(iv) copies of this Agreement, as in effect from time to time;

(v) any writings or other information with respect to each Member's obligation to contribute cash, property or services to the Company, including, without limitation, the amount of cash so contributed and a description and statement of the agreed-upon fair market value of property or services so contributed or to be contributed;

(vi) any financial statements of the Company for the three most recent Fiscal Years;

(vii) minutes of every annual, regular or special and court-ordered meeting of the Members and Managers; and

(viii) any written consents obtained from the Members or Managers for actions taken by Members or Managers without a meeting.

(b) Upon reasonable advance notice, during normal business hours, any Member entitled to vote or its representatives may, at its expense, inspect and copy the records described in this Agreement for any purpose reasonably related to such Person's Membership Interest.

12.3 Application of Rhode Island Law. This Agreement, and the application or interpretation hereof, shall be governed by and in accordance with the laws of the State of Rhode Island applicable to agreements made and fully to be performed therein, and specifically the Act.

12.4 Amendments.

(a) Except as otherwise required by this Agreement or the Act, this Agreement may be amended by the affirmative vote of Two-thirds in Interest of the Members entitled to vote.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Managers may modify the provisions of this Agreement without the consent of the Members if, upon advice of counsel to the Company, the modification is necessary to cause (i) the Company to be or to continue to be classified as a partnership for federal income tax purposes or (ii) the allocations under Article IV to have substantial economic effect or to be in accordance with the Members' interests under Section 704 of the Code and the Treasury Regulations thereunder. No modification hereunder may alter the limited liability of the Members or have a material effect on amounts distributable to any Member pursuant to this Agreement.

(c) Notwithstanding anything to the contrary contained in this Section, any amendment to this Agreement that would adversely affect (i) the federal income tax treatment to be afforded a Member, (ii) the liabilities of a Member, or (iii) the consent and approval rights reserved by the

Members, or which would otherwise change the method of calculating allocations or distributions under Article IV, shall require the consent of each Member affected.

12.5 Amendment by Agreement of Merger. Notwithstanding anything to the contrary contained in this Agreement, in accordance with the Act, an agreement of merger or consolidation approved by the Members as required by this Agreement may effect (a) amendments to this Agreement contained in the agreement of merger or consolidation or necessitated thereby or (b) the adoption of a new operating agreement for the Company if it is the surviving or resulting entity, in each case without further action by the Members.

12.6 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further documents and instruments, including, without limitation, statements of their Interests and powers of attorney, as necessary to comply with applicable law or otherwise as reasonably requested by the Managers.

12.7 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the feminine and masculine genders and vice versa.

12.8 Headings. The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

12.9 Waivers; Rights and Remedies Cumulative. The failure of any party to pursue any remedy for breach, or to insist upon the strict performance, of any covenant or condition contained in this Agreement shall not constitute a waiver of any such right with respect to any subsequent breach. Except as otherwise expressly set forth herein, rights and remedies under this Agreement are cumulative, and the pursuit of any one right or remedy by any party shall not preclude, or constitute a waiver of, the right to pursue any or all other remedies. All rights and remedies provided under this Agreement are in addition to any other rights the parties may have by law, in equity or otherwise.

12.10 Severability. If any provision, or portion thereof, of this Agreement, or its application to any Person or circumstance, shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement, such provision and their application shall not be affected thereby, but shall be interpreted without such unenforceable provision or portion thereof so as to give effect, insofar as is possible, to the original intent of the parties, and shall otherwise be enforceable to the fullest extent permitted by law.

12.11 Successors and Assigns. All of the covenants, terms, provisions and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

12.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

12.13 Investment Representations. Each Interest Holder hereby represents and warrants to the Company and each other Interest Holder as follows:

(a) Such Interest Holder acknowledges that:

(i) the Interest owned by it has not been registered under the Securities Act of 1933, the Rhode Island State securities act or any other state securities laws (collectively, the "Securities Acts") because the Company is issuing (or an Interest Holder has Transferred) such Interest in reliance upon exemptions from the registration requirements contained in the Securities Acts for issuances not involving a public offering;

(ii) the Company (or the Transferor) has relied upon the fact that the Interest is to be held by such Interest Holder for investment purposes only, and not with a view to any resale or distribution thereof; and

(iii) the Company is under no obligation to register or qualify the Interest or to assist any Interest Holder in complying with any exemption from registration under the Securities Acts if such Interest Holder wishes to dispose of the Interest.

(b) Each Interest Holder is acquiring the Interest for his or its own account, for investment purposes only, and not with a view to the resale or distribution thereof, unless there are effective registrations or other qualifications relating thereto under applicable Securities Acts, or unless the Interest Holder delivers to the Company the opinion of counsel required under this Section.

(c) Before acquiring the Interest, each Interest Holder investigated the Company and its business, and the Company made available to it all information necessary to make an informed decision to acquire the Interest.

Nothing contained herein is intended to be construed as an admission that any Interest is a "security" for purposes of any of the Securities Acts or other applicable law.

12.14 Managers as Attorney-in-Fact for Members.

(a) Each Member hereby irrevocably constitutes and appoints, with full power of substitution, the Managers, its true and lawful attorney-in-fact, with full power and authority in its name, place and stead, to execute, certify, acknowledge, deliver, file and record at the appropriate public offices:

(i) all certificates and other instruments, and any amendment thereto, which the Managers deem appropriate to form, qualify or continue the business of the Company as a limited liability company;

(ii) any other instrument or document which may be required to be filed by the Company under the laws of any state, or which the Managers deem advisable to file; and

(iii) any instrument or document, including amendments to this Agreement, which may be required to continue the business of the Company, admit a Member {or successor Manager,} or dissolve and liquidate the Company (provided that such continuation, admission or dissolution are in accordance with this Agreement), or to reflect any reductions in the amount of Members' capital.

(b) Each Member's appointment of the Managers as its attorney-in-fact shall be deemed to be a power coupled with an interest and shall survive the incompetency, Bankruptcy or dissolution of the Member giving such power, except that, in the event of a Member's Transfer of an Interest in accordance with this Agreement, this power of attorney shall survive such Transfer only until such time, if any, as the Assignee shall have been admitted to the Company as a Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

11.17 Entire Agreement. This Agreement, and the Articles of Organization, embody the entire understanding and agreement between the Members concerning the subject matter hereof and supersede any and all prior negotiations, understandings or agreements with respect thereto. To the extent the Act addresses a matter not otherwise addressed by this Agreement, it is the intention of the Members that the provisions of the Act shall apply, but no such application shall otherwise affect any provision of this Agreement.

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IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first above written.

ELYSE SARA

____

RUTH WONG

____

Exhibit A

Class A Members*

The Class A Members made their initial contributions prior to the organization of the Company. Each Class A Member also known as Founding Members received the following percentage intersts in the Company. Social security numbers and other pertinent information are kept separately.

Name	**Percetange**
Ruth Wong	48.5%
Elyse Sara	48.5%

*Ariel Glazer is entitled to a 1% share of the Company based on Advisor Agreement dated November 5, 2018. The Class A percentage interests will be adjusted accordingly in the event the terms of the agreement are triggered.

Exhibit B

Class B Members

The Class B Members made their initial contributions prior to the organization of the Company. Each Class B Member received the following percentage intersts in the Company. Social security numbers, addresses, amount of contribution and other pertinent information are kept separately.

Doug Lambert	2%
Daniel Sbrega -	1%